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                             June 23, 2021

       Adam Dooley
       Chief Executive Officer
       Everest Consolidator Acquisition Corp
       4041 MacArthur Blvd
       Newport Beach, CA 92660

                                                        Re: Everest
Consolidator Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed May 25, 2021
                                                            File No. 377-04927

       Dear Mr. Dooley:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted May 25, 2021

       Risk Factors
       "We are an emerging growth company and smaller reporting company...", page 70

   1. Reference is made to your disclosure on page 71 where you indicate within this risk factor that you intend to
irrevocably opt out of the transition period. This appears to contradict disclosure elsewhere
within your filing where you indicate that as an emerging growth company you intend to
take advantage of the extended transition period for
                                                        complying with new or
revised financial accounting standards as allowed under Section
                                                        102(b)(1) of the JOBS
Act. Please clarify and/or revise accordingly.
 Adam Dooley
FirstName  LastNameAdam   Dooley
Everest Consolidator Acquisition Corp
Comapany
June       NameEverest Consolidator Acquisition Corp
     23, 2021
June 23,
Page 2 2021 Page 2
FirstName LastName
Principal Stockholders, page 129

2. Please revise the amount and percent held by officers and directors as a group to include the ownership of Mr. Dooley through Everest Consolidator Sponsor, LLC. See Item
         403(b) of Regulation S-K.
Exhibits

3. Please include the consent of each director nominee to serve as a director. See Rule 438 of
         Regulation C.
       You may contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Davis at 202-551-4385 or Pam Howell at 202-551-3357 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      Marc Jaffe